Exhibit 100

DMG Report Confirms: NICE is the Market Share Leader for Contact
Center WFO

NICE is recognized as the market leader with 35.4%* total company GAAP revenue market share and 39.2%* cloud WFO market share

Hoboken, N.J., June 28, 2017 – NICE (Nasdaq:NICE) today announced that it is the market share leader in contact center Workforce Optimization (WFO), as reinforced by top industry analyst DMG Consulting LLC. NICE offers advanced analytics-based solutions, which include Adaptive WFO, an end-to-end persona based WFO solution, as well as EVOLVE WFO, a fully integrated cloud-based WFO suite.

According to DMG’s 2017 Contact Center Workforce Optimization (WFO) Market Share Report, NICE moved into the top spot for Total Company GAAP Revenue and Market Share among all WFO-related vendors, with a 35.4* percent market share, which aggregates the numbers for NICE and inContact on a pro forma basis.

NICE also leads in revenue and market share in several additional WFO categories:

•	41.9* percent – Contact Center WFO
•	40.7* percent – Total WFO and Recording, Excluding Security and Video
•	30.7* percent – Total Workforce Management
•	39.2* percent – Cloud/Hosted/Software-as-a-Service
“Last year, NICE made a strategic decision to integrate its analytics-driven WFO applications with the inContact Customer Interaction Cloud in order to deliver a complete contact center platform. Today, we can proudly say that we have hit significant milestones in the integration process, already displacing over 100 legacy WFO solutions from a competitor,” said Miki Migdal, President of the NICE Enterprise Product Group.

Donna Fluss, President of DMG Consulting, said: “The opportunities for [WFO] vendors who are agile and respond to the changing times are great, but it can’t be business as usual. The addressable market for WFO capabilities is very large and expanding, but to capture new business, WFO vendors will need to transform their companies, strategies, products and resources.”

“Following the NICE-inContact integration, NICE is the only vendor in the market to deliver a true end-to-end cloud contact center offering, complete with advanced analytics and the leading WFO suite,” said Miki Migdal, president of the NICE Enterprise Product Group. “We will continue to innovate and lead in the area of cloud-based workforce optimization as we recognize the untapped opportunities in today’s WFO market, and are committed to providing our customers and prospective customers with dynamic solutions to help them reinvent customer service.”

NICE WFO is comprised of tightly integrated solutions, enabling organizations to improve agent productivity, identify performance gaps, deliver targeted coaching, effectively forecast workloads, and schedule staff. NICE’s unique Adaptive WFO approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations and motivational incentives, based on the individual agent persona level.

The DMG report analyzed revenue and market share for the approximately 41 WFO vendors worldwide who offered a suite of contact center WFO solutions during fiscal 2016 including recording, quality assurance (QA)/quality management (QM), workforce management, contact center performance management, speech analytics, text analytics, desktop analytics, enterprise feedback management/surveying, eLearning, coaching, gamification and customer journey analytics. To be considered a WFO suite provider, a vendor must offer four or more of the 12 applications. NICE’s WFO contact center suite offers all 12 of these modules as well as a WFO back-office suite to help organizations assess and enhance all aspects of the customer service experience.

* Market share data is an aggregate of NICE and inContact on a pro forma basis for fiscal 2016.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972 9 775 3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.